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                                                                      EXHIBIT 28

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                   INTEROIL PROVIDES EXPLORATION AND REFINERY
                           UPDATE IN PAPUA NEW GUINEA

         NOVEMBER 25, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announced today an operational update on its current exploration program and refinery project. InterOil will also be filing its 3rd Quarter financials on Friday, 28 November 2003.

         In September 2003, InterOil announced an expansion of its multi-well exploration program to 16 exploration wells, on separate and independent structures. The Moose is the first structure drilled of this multi-well program, with the first appraisal well committed. The Sterling Mustang will be the second, with 14 other structures to follow.

         Exploration Update - Moose Structure

         - The Moose exploration well confirmed structure, seal, reservoir, and the presence of hydrocarbons.

         - Moose Testing Operations - Testing commenced on 18 November, 2003. The casing was perforated and pressure readings indicated 326 psi at the mid point of the lowest perforations at 808m (2,650ft), confirming the need for artificial lift
                  (pump) to flow the well. The 3.5-inch casing was cut and retrieved from the hole and a submersible pump was installed, pumping fluid from the well. Since the fluid could not be distinguished from the earlier lost drilling mud, InterOil decided that the fastest and most economic means of determining the Moose structure's potential is to suspend operations on the Moose ST-1 and move on to drill and test the Moose-2 exploration/appraisal well. The RB 2000 is, therefore, being demobilized for relocation to the Moose-2.

         - Moose-2 Exploration/Appraisal Well - The drill site is prepared, and ready for the RB 2000 rig to be relocated from the Moose ST-1 well site. The plan is to drill ahead to the primary objective, the Pale sandstones. In addition, the Moose-2 well will be used to appraise the previously identified limestone target where multiple oil shows were encountered in July, 2003. Air and foam will be used during the drilling process to attempt to minimize reservoir damage to the well. The casing design benefits from the knowledge gained from drilling the Moose ST-1 and as a

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                                      INTEROIL PROVIDES EXPLORATION AND REFINERY
                                                      UPDATE IN PAPUA NEW GUINEA

                  result, 7-inch diameter casing will be set deeper than at the Moose ST-1 to facilitate drilling ahead to the deeper targets with a larger diameter hole.

         - It is anticipated that Moose-2 will spud within the next 2 weeks. InterOil estimates that the secondary target limestone zone to be between approximately 600 and 800 meters (1,968 and 2,625 ft) with the primary target sandstone zone below 1100 meters (3,609 ft).

         Exploration Update - Sterling Mustang Structure

         - The drill site is prepared and awaiting arrival of the Simmons Rig #3, a heli-portable conventional oilfield rig that can drill deeper with slim-hole technology. It was originally expected that this rig would already be on-site; however, InterOil has been notified by Simmons, the drilling contractor mobilizing the rig from Indonesia, that they have encountered weather delays and associated mechanical delays. InterOil is working closely with Simmons to resolve this issue and InterOil has agreed to provide additional tugboats to assist in moving the rig. InterOil has dispatched tugs from Papua New Guinea to Merauke, Indonesia, across the border from Papua New Guinea. Upon arrival at InterOil's base camp the rig will be heli-lifted to the Sterling Mustang site and assembled. Under good weather conditions, this operation should take about 10 to 14 days from arrival at the base camp.

         - Based on information from Simmons, InterOil expects the Sterling Mustang-1 well to spud in the second half of December 2003. The estimated depth of the target zones is from 1450 to 1900 meters (4,757 - 6,233 ft).

         Exploration Update - General

         - InterOil is conducting a 28 km seismic survey consisting of a single line across 3 separate and independent structures - Rhino, Mammoth, and Mastodon. This will assist the company in determining the size/type of drilling rig needed and the optimum location of the drill site on each structure. The program should be completed by late-December 2003.

         - InterOil contracted with BHP Billiton to acquire and process approximately 5,300 line-kilometres (3,294 line-miles) of air-borne gravity survey utilizing its Falcon(TM) technology. The data is currently being processed and initial results are expected to be available in late-January 2004.

         - Since August 2003 InterOil has expanded its exploration and production staff

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                                      INTEROIL PROVIDES EXPLORATION AND REFINERY
                                                      UPDATE IN PAPUA NEW GUINEA

                  through the addition of approximately 30 new employees. Key positions filled include Drilling Manager (30+ years experience); Drilling Engineering Manager (20+ years experience); and Petroleum Engineering Manager (20+ years experience).

         - InterOil's Drilling Reports will recommence upon spudding of the next well.

         Refinery Update

         InterOil is building a fully-integrated energy company with its core asset, a 32,500 barrel per day oil refinery in Papua New Guinea. Mechanical Completion, the point where crude oil is introduced into the refinery, is currently scheduled for late 1st Quarter 2003. First refined product should be available in mid-2nd Quarter, at which time the first cash flow would be expected.

         - The project is now overall 84% complete, with engineering 99.5% complete, procurement 100% complete, and construction 70% complete and with pre-commissioning and commissioning works just commencing;

         - To date $80 million has been drawn down on the $85 million OPIC loan provided by the US Government agency for construction of the refinery;

         -        All major and critical path equipment has arrived on-site;

         - Construction of the 1.9 million barrel tank farm is 100% complete;

         - The structural steel in the main process area has been erected and the processing vessels have been installed;

         - The state-of-art waste-water treatment plant is well underway, two package boilers have been installed and the reverse osmosis water plant is nearing completion;

         - The electrical sub-stations and main refinery control room are complete;

         - Distributed Control Systems and Control Shutdown Systems are being installed in the Central Control Room;

         - The Emergency Diesel Generator is being commissioned to supply power to the 415 volt boards; and

         - Petrofac, under their Facilities Management contract, is on-site and assisting with the pre-commissioning activities.

         Phil Mulacek, CEO of InterOil said, "It is exciting to be nearing completion of the construction phase of our refinery. We are pleased that a project of this magnitude in a remote region of the world has gone so smoothly and has generally remained on time and budget. Although the drilling operations of our first exploration well have taken considerable time, we have nevertheless been very pleased with the

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                                      INTEROIL PROVIDES EXPLORATION AND REFINERY
                                                      UPDATE IN PAPUA NEW GUINEA

cores, oil shows, and gas composition which support commencing the first appraisal well, Moose-2. We are confident that we can successfully overcome the obstacles experienced in the Moose ST-1, providing the basis for spudding two new wells in December."

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.